

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via E-mail
Maurice Stone
Chief Executive Officer
iVoiceIdeas, Inc.
Arboretum Great Hills, 9600 Great Hills Trail
Austin, Texas 78759

> **Re: iVoiceIdeas, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2011**
> **File No. 333-178471**

Dear Mr. Stone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be sure that the dealer prospectus delivery obligation is included on the outside back cover page of your revised prospectus. See Item 502(b) of Regulation S-K.

2.   While you disclose on the cover page of your document that you are offering your shares at a price of $0.05 per share of common stock, however, the subscription agreement filed as Exhibit 99.1 states that the amount to be paid per share is $0.0125. Please advise.

3.   We note that you intend to generate revenue from pay-per-click advertising as well as from fee based advertising programs and promotions that may be offered to advertisers. We further note that you report no revenues from your inception date to the date of your filing. Please advise as to whether you have any current advertisers and if so, what type of fee model is being used. In this regard, we note that your website currently displays advertisements from several advertisers (e.g. "CNN Heroes," AT&T High Speed Internet

Basic and "The Joy Behar Show"). We also note that you state throughout your document that your website is currently in its "BETA version" and will need to be fully tested. Tell us, and disclose, when you expect this testing to be completed and when you expect to release the next version of your website.

4. We note that you have included certain information required to be disclosed pursuant to Items 101, 102 and 103 under your Plan of Distribution section. In this regard we note disclosure related to your employees, legal proceedings and facilities on page 32. Please include this disclosure under the "Business" caption of your revised document as appropriate.

Prospectus Cover Page

5. Please include on the cover page of your amended document a brief discussion about the risks associated with the no-minimum nature of your offering. See Item 501(b)(8) of Regulation S-K. You should also disclose the fact that the securities sold in this offering will be sold on a self-underwritten basis. Finally, disclose on your cover page the termination dates of the offering, which you currently disclose on page 31 of your prospectus.

6. As a related matter, include on your cover page a brief discussion about the potential market in which you will be offering your securities. We note your statement on page 31 that you expect a market maker to request trading of your shares on the OTCBB although you have no agreement with any market maker at this time. This disclosure should be placed on the outside front cover page of your prospectus.

Prospectus Summary

iVoiceIdeas, Inc.

7. You describe your internet site as an "emerging global social network." Given that you are a development stage company and are currently operating the BETA version of your website, please tell us the basis for this claim or, in the alternative, remove this claim from your document. We note that you report that your website has generated no revenues since inception.

Risk Factors, page 9

General

8. It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from those imposed on fully reporting issuers.

9.   It appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

"We face significant competition from other social networks," page 9

10.   You state that other social network websites such as Facebook, MySpace, LinkedIn and Ning are your competitors, and that there is a significant risk that these websites may copy the features of iVoiceIdeas.com and preempt your marketing efforts to their own users. Given that these other social network websites are more established, have fully developed websites and a history of revenues, please tell us the basis for your belief that the other websites are your competitors and may copy the features of iVoiceIdeas. In the alternative, you may remove this language.

"If we fail to maintain an effective system of internal controls, we may not be able to accurately report our …", page 10

11.   Please revise this risk factor to clearly indicate that you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. In addition, you should inform readers of the fact that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting.

"Our business will depend on a strong brand, and if we are not able to maintain and enhance our brand…, page 10"

12.   Please consider providing quantitative estimates of the expenses related to your efforts to maintain and enhance your brand so as to provide readers with a better understanding of the scope of this risk.

"The concentration of our capital stock ownership with our investors, executive officers, employees, and our directors…", page 14

13.   Please revise this risk factor disclosure to describe the terms of your Class A Preferred Stock and how any preferential terms for your Class A Preferred Stock may adversely affect holders of your common stock.

Use of Proceeds, page 16

14. We refer to the no-minimum nature of your offering and the possibility that less than all of the securities being offered may be sold. Please amend your filing to include quantitative disclosure showing the order of priority of each of the intended uses of the proceeds from this offering in the event less than all of the securities being offered are sold. See Instructions to Item 504 of Regulation S-K. Please be sure that this disclosure discusses the use of the <u>net</u> proceeds from this offering as opposed to the <u>gross</u> proceeds. For example, you should provide this disclosure to discuss the use of the net proceeds in the event 25%, 50%, 75% and 100% of the shares being offered are sold.

15. You state in the summary of your offering on page 6 that one of the planned uses of the proceeds from this offering will be for the servicing of debt obligations. We note, however, that you report no liabilities in your financial statements. Tell us why you have not reported these debt obligations in your financial statements. To the extent you have incurred any debt obligations, please describe the debt obligations which you intend on servicing. Disclose the principal amount and accrued interest, if any, due as of the date of your filing. You should also disclose the purpose for borrowing the funds and identify the creditor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

16. We note your risk factor disclosure on page 10 that you may be required to make substantial investments to maintain your brand. Tell us whether you considered expanding your liquidity and capital resources discussion to provide quantitative estimates of any material planned capital expenditures related to your efforts to maintain your brand. Please be aware that even where no legal commitments, contractual or otherwise, have been made, disclosure is required if material planned capital expenditures result from a known demand, as where the expenditures are necessary to a continuation of a current growth trend. For guidance, see Section III.B of SEC Release No. 33-6835 available on our website at http://www.sec.gov/rules /interp/33-6835.htm.

17. We note your disclosure regarding the one million shares issued in 2010 for $20,000 that you later agreed to repurchase. On your statement of changes in stockholders' equity you disclose the common stock repurchase of one million shares on January 28, 2011 at $0.21 per share. Please revise your disclosure to quantify the amount paid for the repurchase shares and describe how the price per share was determined.

18. You anticipate that you will need a minimum of $500,000 for operating costs over the next 12 months. Given the nature of your offering, you should include risk factor disclosure discussing how your operations will be affected in the event you are not able to raise this amount.

Trends in Our Business, page 26

19.   You report that "Facebook is completing a financing in 2011 that is reported in the press to value the company at over $70 per user." Please identify the sources of these third-party press reports and provide us with supplemental copies, with the cited information highlighted.

20.   Further, provide us with the material assumptions behind the statement that your growth targets are to reach one million users within one year and three million users within two years.

Management

Board of Directors, page 33

21.   Please revise your document so that for each of your directors you briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of the your business and structure. See Item 401(e) of Regulation S-K.

22.   We note that your director, Ms. Kathy Gilchrist, is currently the owner of the online marketing firm Online Results LLC, which she founded in 2008. Please describe for us the nature of Online Results' business.

Executive and Director Compensation

Summary Compensation Table, page 38

23.   Please amend your document so that your summary compensation table is in the form set forth in Item 402(n)(1) of Regulation S-K.

Where You Can Find More Information, page 47

24.   You note that you inform readers that a copy of your filing can obtained from the Commission at 450 Fifth Street, N.W., Room 1200 Washington D.C. 20549. Please revise your document to reflect that the Commission's current address is 100 F Street, N.E., Washington, D.C. 20549.

Security Ownership of Beneficial Owners, page 40

25.   Please provide the addresses of the two shareholders who own greater than five percent of your securities. See Item 403(a) of Regulation S-K. Further, identify the person(s) who exercise voting and/or dispositive power over the shares held by Bensata Corporation. In addition, on your cover page, you should include disclosure of Bensata Corporation's ownership on a pre-offering basis since it appears material.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 49

26.   Please file a revised report that also references the company's statements of operations, changes in stockholders' equity, and cash flows for the period of inception through September 30, 2011. Refer to paragraph .08 of PCAOB Interim Auditing Standard AU Section 508.

Statement of Cash Flows, page F-5

27.   The financing cash flows disclosed related to equity transactions do not appear consistent with the amounts as reported on your statement of changes in stockholders' equity. For example, you disclose proceeds from sale of Series A Preferred Stock of $500 during the nine-months ended September 30, 2011, which is not consistent with the $225,000 value related to the issuance as reported on your statement of changes in stockholders' equity. Your statements of cash flows presentation should present the net proceeds received related to common stock or preferred stock issuances, not just the amounts attributable to the par value. In addition, cash inflows for equity sales and outflows such as related to stock repurchases should not be netted. Please provide us with a comprehensive explanation of how you reported cash flows related to equity transactions for the periods presented. Explain to us how you considered the guidance in paragraphs 45-7, 45-14 and 45-15 of ASC 230-10-45 in determining the presentation.

Notes to Financial Statements, page F-7

General

28.   We note your description on page 42 of the various rights and conversion terms related to the Series A Preferred Stock. Please include a financial statement footnote describing the pertinent rights and privileges related to the Preferred Stock. Refer to paragraphs 50-3 and 50-4 of ASC 505-10-50.

Exhibit 8 – Consent of Certified Public Accounting Firm

29.   Your auditor's consent indicates the firm's consent to the "release the result of the audit and of the financial statement information contained within those audits to third parties." The auditor's consent should clearly acknowledge and approve of the inclusion of their report in the registration statement to demonstrate that the auditor is aware of the use of its report and the context in which it is used. In your next amendment, please include an updated auditor consent that identifies the audit report date and the registration statement amendment. In addition, the consent should include a consent to the company's reference to the auditor as an "expert" within the registration statement. Refer to Rule 436 of Regulation C and Rule 601(b)(23) of Regulation S-K.

Item 16. Exhibits and Financial Statements, page 61

30.   We note that you have filed a form of your opinion of counsel as Exhibit 5.01. With your
        next amended filing, please include an executed opinion of counsel, on letterhead that
        clearly identifies the firm or individual rendering the legal opinion.

Item 17. Undertakings, page 61

31.   Please revise your document to include all undertakings applicable to your offering, such
        as the undertakings set forth in Item 512(a) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        You may contact Joyce A. Sweeney, Staff Accountant, at (202) 551-3449 or Patrick M.
Gilmore, Accounting Brach Chief, at (202) 551-3406 if you have questions regarding comments

on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Arrin Langdon, Esq.
        Oswald & Yap, LLC